UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 10, 2009

BHP BILLITON LIMITED (ABN 49 004 028 077) (Exact name of Registrant as specified in its charter)	BHP BILLITON PLC (REG. NO. 3196209) (Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA (Jurisdiction of incorporation or organisation)	ENGLAND AND WALES (Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA (Address of principal executive offices)	NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

  ☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

  ☐  Yes                    ☒   No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: 10 February 2009	By:	/S/ JANE MCALOON
	Name:	Jane McAloon
	Title:	Group Company Secretary

NEWS RELEASE

Release Time	IMMEDIATE
Date	10 February 2010
Number	07/10

BHP BILLITON RESULTS FOR THE HALF-YEAR ENDED 31 DECEMBER 2009

•	Record sales volumes in three key commodities delivered a sound financial performance.

•	However, lower commodity prices and a weak US dollar adversely impacted earnings compared to the prior period.

•	Underlying EBIT margin remained strong, at 37.9% and Underlying return on capital was 24.0%.

•	Solid volume growth achieved from good operating performance and the ramp up of new projects.

•	Continued investment through the cycle, with three major projects commissioned and one project sanctioned during the period.

•	We continued to replenish our growth pipeline and since December 2009 we have announced further capital approvals of US$2.7 billion.

•	Our balance sheet remains strong, with net gearing of 15.1%, net debt of US$7.9 billion, and Underlying EBITDA interest cover of 42 times.

•	Current period cash flow was negatively impacted by increased working capital on the back of a recovery in demand and prices.

•	Interim dividend of 42 US cents per share, highlighting a continued commitment to our progressive dividend policy.

Half-year ended 31 December	2009 US$M	2008 US$M	Change %
Revenue	24,576	29,780	(17.5)%
Underlying EBITDA(3)	10,838	13,939	(22.2)%
Underlying EBIT(3) (4)	8,502	11,899	(28.5)%
Profit from operations	9,120	7,224	26.2%
Attributable profit – excluding exceptional items	5,702	6,128	(7.0)%
Attributable profit	6,135	2,617	134.4%
Net operating cash flow(1)	5,716	13,094	(56.3)%
Basic earnings per share – excluding exceptional items (US cents)	102.5	110.1	(6.9)%
Basic earnings per share (US cents)	110.3	47.0	134.7%
Underlying EBITDA interest coverage (times)(3) (5)	42.0	86.6	(51.5)%
Dividend per share (US cents)	42.0	41.0	2.4%

Refer to page 12 for footnotes, including explanations of the non-GAAP measures used in this announcement. The above financial results are prepared in accordance with IFRS and are unaudited. All references to the prior period are to the half-year ended 31 December 2008 unless otherwise stated.

RESULTS FOR THE HALF-YEAR ENDED 31 DECEMBER 2009

Commentary on the Group Results

BHP Billiton delivered a sound financial result, despite significant volatility and continued uncertainty in the global economy. Strong sales volume growth on the back of demand recovery, particularly in the steelmaking raw materials (Iron Ore, Metallurgical Coal and Manganese) and good cost control across the business helped to partially offset the negative impacts of lower prices and stronger producers’ currencies.

Commodity prices recovered during the December 2009 half-year, however realised prices for most of our products were lower than the prices achieved during the December 2008 half-year. The strength of operating currencies against a weak US dollar also negatively impacted costs. In comparison to the prior period, Underlying EBIT and attributable profit excluding exceptional items decreased by 28.5 per cent and 7.0 per cent respectively, mainly due to these two factors. However, Underlying EBIT margin remained at a healthy 37.9 per cent and Underlying return on capital was 24.0 per cent, despite new not yet productive capital from continued investment.

Attributable profit increased by 134.4 per cent to US$6.1 billion due to the reversal of impairment charge for Ravensthorpe as well as a number of exceptional items reported in the prior period. Exceptional items reported in the prior period include costs associated with portfolio rationalisation, impairment of assets and increased rehabilitation provisions for Newcastle steelworks (Australia). We undertook further portfolio rationalisation during the period, with the announced sales of both the Ravensthorpe and Yabulu nickel operations (both Australia) and the divestment of Suriname alumina operations. The restructuring of the nickel portfolio is now complete, leaving us with a stronger and simpler nickel business.

The ongoing investment program continued to deliver volume growth, which contributed to half-year production records in Iron Ore and Petroleum. We delivered first production in three major projects during the period (iron ore, alumina and energy coal) and announced the approval of the Hunter Valley Energy Coal (Australia) MAC20 project. Subsequent to the period end we also announced the approval of US$2.2 billion pre-commitment capital expenditure for projects in iron ore, metallurgical coal and potash and the approval of the Antamina expansion in Peru. On 5 December 2009, BHP Billiton and Rio Tinto announced they had concluded definitive agreements to establish the Western Australia Iron Ore Production Joint Venture. These agreements are another milestone in delivering significant additional value to both sets of shareholders and our joint venture partners in the Pilbara.

Current period net operating cash flow was impacted by increased working capital on the back of recovering demand and prices, and together with the large capital expenditure program, resulted in net gearing climbing slightly to 15.1 per cent. Our strong balance sheet continues to give us significant flexibility to progressively grow production capacity, return to shareholders and opportunistically consider acquisitions.

Outlook

Economic Outlook

Global economic conditions have improved over the past six months as the United States and Europe lifted industrial output from previously depressed levels and China returned to double digit growth. Government stimulus measures appear to have supported the restocking activities in the developed economies and a gradual return to normalised global trade. For example, inventory movements accounted for 3.4 per cent of the 5.7 per cent US real GDP annualised growth rate in the December 2009 quarter. In China, fixed asset investment continues to be a driving force behind the recovery. India has proven resilient, with industrial production surging towards the end of calendar year 2009.

Despite this positive momentum, we remain cautious about the speed and strength of the global economic recovery across the developed world. It appears that stimulus measures that supported the recovery have not fully addressed structural issues such as weak labour markets and excess production capacity in developed economies. A further variable will be the impact of any measures to control loan growth in China. It is evident that in the short term, the Chinese Government will focus on containing asset inflation.

Notwithstanding our caution in the short term, over the long term we continue to expect emerging economies’ growth to strongly outperform the developed economies as they follow a path of continued urbanisation and industrialisation.

Commodities Outlook

During the December 2009 half-year there was a strong price recovery from a low base across the commodity suite. This was mainly driven by rapid economic recovery in China and restocking across the developed economies. Commodity prices were also supported by a weak US dollar relative to currencies of resource producing countries.

Physical demand for bulk commodities continues to be very strong in most regions following the aggressive de-stocking during the economic downturn. However real end demand for metals still appears sporadic.

Commodity markets will continue to be largely dependent on Chinese and Indian demand. In the short term, it is critical to monitor the pace of monetary tightening and the rate of loan growth for commodity intensive sectors in China. We do not expect China to stop lending, however, reduced credit liquidity in key segments of the commodity market may have a flow-on impact on prices. Real commodity demand in the developed economies remains restrained and the impact of the gradual withdrawal of government stimulus will be a key driver.

In the long term we continue to expect strong growth in demand for our commodities. Any effects on commodity demand due to potential weakness in developed countries are likely to be offset over time by continuing growth as China and India urbanise and industrialise. However, with reduced capital investment in new mining capacity since 2007, supply may struggle to keep pace with demand in the medium and longer term.

Growth Projects

During the period, we completed three major growth projects (aluminium, iron ore and energy coal) and approved one major growth project (energy coal).

Subsequent to the period end we announced the approval of US$2.7 billion of capital investments, including one project (base metals) in execution and pre-approval capital expenditure for a further four projects (iron ore, two in metallurgical coal and potash).

Completed projects

Customer Sector Group	Project	Capacity (i)	Capital expenditure			Date of initial production (ii) Target		Actual
			(US$M) (i) Budget		Actual(iii)
Aluminium	Alumar Refinery Expansion (Brazil) BHP Billiton – 36%	2 million tonnes per annum of additional alumina capacity	900	(iv)	861	Q2 2009	(iv)	Q3 2009
Iron Ore	WA Iron Ore Rapid Growth Project 4 (Australia) BHP Billiton – 86.2%	26 million tonnes per annum of additional iron ore system capacity	1,850		1,850	H1 2010		H2 2009
Energy Coal	Klipspruit (South Africa) BHP Billiton – 100%	1.8 million tonnes per annum export and 2.1 million tonnes per annum domestic thermal coal	450		400	H2 2009		H2 2009

			3,200		3,111

(i)	All references to capital expenditure are BHP Billiton’s share unless noted otherwise. All references to capacity are 100 per cent unless noted otherwise.

(ii)	References are based on calendar years.

(iii)	Number subject to finalisation. For projects where capital expenditure is required after initial production, the costs represent the estimated total capital expenditure.

(iv)	As per revised budget and schedule.

Projects currently under development (approved in prior years)

Customer Sector Group	Project	Capacity (i)	Budgeted capital expenditure (US$M) (i)	Target date for initial production (ii)
Petroleum	Pyrenees (Australia) BHP Billiton – 71.43%	96,000 barrels of oil and 60 million cubic feet of gas per day	1,200	H1 2010
	Angostura Gas Phase II (Trinidad and Tobago) BHP Billiton – 45%	280 million cubic feet of gas per day	180	H1 2011
	Bass Strait Kipper (iii) (Australia) BHP Billiton – 32.5% - 50%	10,000 barrels of condensate per day and processing capacity of 80 million cubic feet gas per day	500	2011
	Bass Strait Turrum (Australia) BHP Billiton – 50%	11,000 barrels of condensate per day and processing capacity of 200 million cubic feet of gas per day	625	2011
	North West Shelf CWLH Extension (Australia) BHP Billiton – 16.67%	Replacement vessel with capacity of 60,000 barrels of oil per day	245	2011
	North West Shelf North Rankin B Gas Compression (Australia) BHP Billiton – 16.67%	2,500 million cubic feet of gas per day	850	2012
Aluminium	Worsley Efficiency and Growth (Australia) BHP Billiton – 86%	1.1 million tonnes per annum of additional alumina capacity	1,900	H1 2011
Iron Ore	WA Iron Ore Rapid Growth Project 5 (Australia) BHP Billiton – 85%	50 million tonnes per annum additional iron ore system capacity	4,800	H2 2011
Energy Coal	Douglas-Middelburg Optimisation (South Africa) BHP Billiton – 100%	10 million tonnes per annum export thermal coal and 8.5 million tonnes per annum domestic thermal coal (sustains current output)	975	Mid 2010
	Newcastle Third Port Project (Australia) BHP Billiton – 35.5%	30 million tonnes per annum export coal loading facility	390	2010

			11,665

(i)	All references to capital expenditure are BHP Billiton’s share unless noted otherwise. All references to capacity are 100 per cent unless noted otherwise.

(ii)	References are based on calendar years.

(iii)	Schedule and budget under review following advice from operator.

Projects approved during the December 2009 half-year

Customer Sector Group	Project	Capacity (i)	Budgeted capital expenditure (US$M) (i)	Target date for initial production (ii)
Energy Coal	MAC20 Project (Australia) BHP Billiton – 100%	Increases saleable thermal coal production by approximately 3.5 million tonnes per annum	260	H1 2011

			260

(i)	All references to capital expenditure are BHP Billiton’s share unless noted otherwise. All references to capacity are 100 per cent unless noted otherwise.
(ii)	References are based on calendar years.

The Income Statement

To provide clarity into the underlying performance of our operations, we present Underlying EBIT which is a measure used internally and in our Supplementary Information that excludes any exceptional items. The differences between Underlying EBIT and Profit from operations are set out in the following table:

Half-year ended 31 December	2009 US$M	2008 US$M
Underlying EBIT	8,502	11,899
Exceptional items (before taxation)	618	(4,675)
Profit from operations	9,120	7,224

Refer to page 8 for further details of the Exceptional items.

Underlying EBIT

The following table and commentary describes the approximate impact of the principal factors that affected Underlying EBIT for the half-year ended December 2009 compared with the half-year ended December 2008:

	US$M	US$M
Underlying EBIT for the half-year ended 31 December 2008		11,899
Change in volumes:
Increase in volumes	1,182
Decrease in volumes	(113)
		1,069

Net price impact:
Change in sales prices	(4,695)
Price-linked costs	476
		(4,219)

Change in costs:
Costs (rate and usage)	745
Exchange rates	(1,543)
Inflation on costs	(200)
		(998)

Asset sales		113
Ceased and sold operations		269
New and acquired operations		350
Exploration and business development		350
Other		(331)

Underlying EBIT for the half-year ended 31 December 2009		8,502

Volumes

A focus on the optimisation and growth of our portfolio of low-cost, world class operations has positioned us to capitalise on improved demand. Underlying EBIT increased by US$1,069 million due to stronger sales volumes, with record half-year sales achieved for Petroleum, Iron Ore and coking coal. All CSGs delivered higher sales volumes, with the exception of Base Metals and Aluminium.

Iron Ore achieved another record production and shipments for the half year, as operations benefited from the Western Australia Iron Ore Rapid Growth Project 4 (RGP4) infrastructure improvements and Samarco (Brazil) operating at full capacity. Higher Manganese and Metallurgical Coal sales volumes, which were previously impacted by significant demand contraction, increased Underlying EBIT by US$746 million.

Despite stronger production from Escondida (Chile), Base Metals production was impacted by the Clark Shaft outage at Olympic Dam (Australia) and industrial action at Spence (Chile). The Clark Shaft accounts for approximately 75 per cent of Olympic Dam’s ore hoisting capacity. The recommissioning of Olympic Dam’s Clark Shaft is expected to commence in March 2010. The ramp up to full capacity is expected to be achieved by the end of the June 2010 quarter.

Prices

Underlying EBIT decreased by US$4,695 million (excluding the impact of newly commissioned projects) due to changes in commodity prices. Lower average realised prices for commodities such as metallurgical coal, iron ore, manganese, and energy products reduced Underlying EBIT by US$7,885 million. Despite the prices improving from June 2009, the average realised prices were generally lower than the December 2008 half-year. This decrease was partially offset by higher average realised prices for Base Metals and nickel, which increased Underlying EBIT by US$3,190 million.

Price-linked costs were US$476 million lower than the corresponding period mainly due to reduced royalty costs.

Costs

Operating costs, excluding the impact of exchange rates and inflation, were US$745 million lower than the corresponding period. We have lowered our cost base and increased the efficiency of our operations, particularly in Nickel West (Australia). We have also successfully negotiated lower contract prices for some of our key supply contracts. Lower raw materials prices, particularly for energy and fuel, decreased costs by US$381 million.

This was partially offset by higher labour and contractor costs. The increase was mainly driven by higher labour costs, including one-off bonus payments, which reduced South American Base Metals assets’ earnings by US$93 million.

Exchange rates

The US dollar was weaker against all major operating currencies, which resulted in US$1,543 million unfavourable impact to Underlying EBIT. The Australian operations’ Underlying EBIT decreased by US$1,292 million. The South African rand also negatively impacted Underlying EBIT by a further US$182 million.

The following exchange rates against the US dollar have been applied:

	Half-year ended 31 December 2009 Average	Half-year ended 31 December 2008 Average	31 December 2009 Closing	30 June 2009 Closing	31 December 2008 Closing
Australian dollar (i)	0.87	0.78	0.90	0.81	0.69
Chilean peso	532	578	507	530	642
Colombian peso	1,991	2,092	2,043	2,159	2,249
Brazilian real	1.81	1.96	1.74	1.95	2.33
South African rand	7.65	8.83	7.40	7.82	9.39

(i)	Displayed as US$ to A$1 based on common convention.

Inflation on costs

Inflationary pressures on input costs across all our businesses had an unfavourable impact on Underlying EBIT of US$200 million. The inflationary pressures were most evident in Australia, South Africa and South America.

Asset Sales

The profit on the sale of assets increased Underlying EBIT by US$113 million. This was mainly due to the profit on the dissolution of the Douglas Tavistock Joint Venture arrangement (South Africa).

Ceased and sold operations

Lower operational losses for Yabulu and Ravensthorpe and the Suriname alumina refinery resulted in a favourable impact of US$445 million. This was partly offset by the negative impact of the currency revaluation of the rehabilitation and closure provisions for closed operations, resulted in a net positive variance of US$269 million.

New and acquired operations

New greenfield operations will remain in new and acquired variance until there is a full year comparison. Shenzi (USA), which was commissioned in the prior year, contributed to a US$350 million increase in Underlying EBIT.

Exploration and business development

Exploration expense for the half-year was US$294 million, a decrease of US$202 million. The main activities for minerals exploration remained in potash (Canada), nickel targets in Western Australia and brownfield exploration for assets such as Western Australia Iron Ore, Escondida, Spence and Queensland Coal (Australia). The main expenditure for the Petroleum CSG was on targets in Gulf of Mexico (USA), Malaysia, Colombia, Canada and Philippines. Expenditure on business development was US$148 million lower than the corresponding period. This was mainly due to reduced activities for earlier stage developments in the Base Metals and Stainless Steel Materials CSGs.

We are committed to capturing value accretive opportunities through various exploration activities. Despite the half-year decrease in exploration expense, we expect the gross exploration spending for the 2010 financial year will be approximately US$1,300 million. This includes a revised Petroleum full year exploration budget, which increased from US$600 million to US$800 million.

Other

Other items decreased Underlying EBIT by US$331 million, predominantly due to the contribution of third party product sales and unrealised losses on derivative contracts.

Net finance costs

Net finance costs decreased to US$232 million, from US$332 million in the corresponding period. This was driven predominantly by higher capitalised interest, the revaluation of debt related derivatives and foreign exchange impacts, partly offset by higher interest charges due to higher debt levels.

Taxation expense

The taxation expense including tax on exceptional items was US$2,682 million. This represents an effective rate of 30.2 per cent on profit before tax including exceptional items of US$8,888 million. Excluding the impacts of exceptional items, the taxation expense was US$2,497 million.

Exchange rate movements decreased the taxation expense by US$306 million. The stronger Australian dollar against the US dollar has significantly increased the Australian deferred tax assets for future tax depreciation since 30 June 2009. This was partly offset by the revaluation of local currency tax liabilities due to the weaker US dollar. Royalty-related taxation represents an effective rate of 2.1 per cent for the current period. Excluding the impacts of royalty-related taxation, the impact of exchange rate movements included in taxation expense and tax on exceptional items, the underlying effective rate was 31.6 per cent.

Exceptional Items

On 9 December 2009, the Group announced it had signed an agreement to sell the Ravensthorpe Nickel Operation. As a result of this agreement, impairment charges recognised as exceptional items in the financial year ended 30 June 2009 have been partially reversed. The assets and liabilities of the operation are classified as held for sale as at 31 December 2009.

Half-year ended 31 December 2009	Gross US$M	Tax US$M	Net US$M
Exceptional items by category
Reversal of impairment charge relating to the suspension of Ravensthorpe nickel operations	618	(185)	433

	618	(185)	433

Cash Flows

Net operating cash flow after interest and tax decreased by 56.3 per cent to US$5,716 million. This was primarily attributable to decreased cash generated from operating activities, the favourable impact on prior period cash flows from the collection of trade receivables, partly offset by other working capital movements.

Capital and exploration expenditure totalled US$5,045 million for the period. Expenditure on major growth projects was US$3,834 million, including US$1,011 million on Petroleum projects and US$2,823 million on Minerals projects. Capital expenditure on sustaining and other items was US$772 million. Exploration expenditure was US$439 million, including US$144 million which has been capitalised.

Financing cash flows include net debt repayments of US$340 million and dividend payments of US$2,282 million. Net debt, comprising cash and interest-bearing liabilities, was US$7,915 million, an increase of US$2,329 million, or 41.7 per cent, compared to 30 June 2009. Gearing, which is the ratio of net debt to net debt plus net assets, was 15.1 per cent at 31 December 2009, compared with 12.1 per cent at 30 June 2009.

Dividend

BHP Billiton maintains a progressive dividend policy and our Board today declared an interim dividend of 42 US cents per share, an increase of 1 US cent per share.

The dividend to be paid by BHP Billiton Limited will be fully franked for Australian taxation purposes. Dividends for the BHP Billiton Group are determined and declared in US dollars. However, BHP Billiton Limited dividends are mainly paid in Australian dollars, and BHP Billiton Plc dividends are mainly paid in pounds sterling and South African rand to shareholders on the UK section and the South African section of the register, respectively. Currency conversions will be based on the foreign currency exchange rates on the Record Date, except for the conversion into South African rand, which will take place on the last day to trade on JSE Limited, being 26 February 2010. Please note that all currency conversion elections must be registered by the Record Date, being 5 March 2010. Any currency conversion elections made after this date will not apply to this dividend.

The timetable in respect of this dividend will be:

Last day to trade cum dividend on JSE Limited and currency conversion into rand	26 February 2010
Ex-dividend Australian Securities Exchange (ASX) and JSE Limited (JSE)	1 March 2010
Ex-dividend London Stock Exchange (LSE) and New York Stock Exchange (NYSE)	3 March 2010
Record date (including currency conversion and currency election dates, except for rand)	5 March 2010
Payment date	23 March 2010

American Depositary Shares (ADSs) each represent two fully paid ordinary shares and receive dividends accordingly.

BHP Billiton Plc shareholders registered on the South African section of the register will not be able to dematerialise or rematerialise their shareholdings between the dates of 1 and 5 March 2010, both dates inclusive. Transfers between the UK and South African sections of the register will not be permitted between the dates of 26 February and 5 March 2010, both dates inclusive. Details of the currency exchange rates applicable for the dividend will be announced to the relevant stock exchanges following conversion and will appear on the Group’s website.

Debt Management and Liquidity

No long term debt securities were issued in the debt capital markets during the half-year ended 31 December 2009. The Group has access to the US commercial paper market and an undrawn US$3.0 billion Revolving Credit Facility, which expires in October 2011. We have a strong liquidity position with US$8.4 billion of cash on hand, and is supported by our solid A credit rating.

Corporate Governance

On 4 August 2009, the Board announced that Mr Jac Nasser will succeed Mr Don Argus as Chairman when Mr Argus retires as Chairman and a Non-executive Director in early 2010. On 24 November 2009, the Board announced the resignation of Dr David Morgan as a Director with effect from 24 November 2009.

On 29 January 2010, the Board announced the resignations of Mr Paul Anderson and Dr E Gail de Planque as Non-executive Directors with effect from 31 January 2010 and the appointments of Mr Malcolm Broomhead and Ms Carolyn Hewson as Non-executive Directors with effect from 31 March 2010.

CUSTOMER SECTOR GROUP SUMMARY

The following table provides a summary of the performance of the Customer Sector Groups for the half-year ended 31 December 2009 and the corresponding prior year.

Half-year ended 31 December (US$M)	Revenue			Underlying EBIT (i)
	2009	2008	Change %	2009	2008	Change %
Petroleum	4,177	4,212	(0.8)%	2,326	2,675	(13.0)%
Aluminium	2,004	2,518	(20.4)%	154	289	(46.7)%
Base Metals	5,471	3,286	66.5%	2,462	(111)	N/A
Diamonds and Specialty Products	566	457	23.9%	170	79	115.2%
Stainless Steel Materials	1,655	1,101	50.3%	200	(752)	N/A
Iron Ore	4,478	6,020	(25.6)%	2,091	4,143	(49.5)%
Manganese	888	1,916	(53.7)%	190	1,245	(84.7)%
Metallurgical Coal	2,715	4,913	(44.7)%	772	3,123	(75.3)%
Energy Coal	2,142	4,363	(50.9)%	332	1,072	(69.0)%
Group and unallocated items(ii)	505	1,106	N/A	(195)	136	N/A
Less: inter-segment revenue	(25)	(112)	N/A	—	—	N/A

BHP Billiton Group	24,576	29,780	(17.5)%	8,502	11,899	(28.5)%

(i)	Underlying EBIT includes trading activities comprising the sale of third party product. Underlying EBIT is reconciled to Profit from operations on page 5.
(ii)	Includes consolidation adjustments, unallocated items and external sales from the Group’s freight, transport and logistics operations.

Petroleum

Underlying EBIT was US$2,326 million, a decrease of US$349 million, or 13.0 per cent from the corresponding period. The decrease in Underlying EBIT was mainly due to lower average realised prices. For the December 2009 half-year, BHP Billiton received an average realised oil price of US$70.46 per barrel (compared with US$85.22), an average realised natural gas price of US$3.62 per thousand standard cubic feet (compared with US$3.97) and an average realised liquefied natural gas price of US$6.70 per thousand standard cubic feet (compared with US$12.82). Higher non-cash depreciation and amortisation from new operations also decreased Underlying EBIT.

Strong volume growth particularly in the higher margin liquids delivered in areas of strong fiscal regimes has partially offset this decline. The delivery of a series of major growth projects and strong operational performance has led to another half-year production record.

Gross exploration expenditure was US$200 million, a decrease of US$63 million. This was mostly due to lower seismic activity. Despite the decrease, gross exploration expenditure is expected to be US$800 million for the 2010 financial year as we resume a strong exploration program after several years of focus on drilling development wells.

Aluminium

Underlying EBIT was US$154 million, a decrease of US$135 million or 46.7 per cent from the corresponding period. Lower prices and premiums for aluminium had an unfavourable impact of US$302 million. This was partially offset by a US$19 million positive impact of price-linked costs. The average LME aluminium price decreased to US$1,907 per tonne (compared with US$2,304 per tonne). The average realised alumina prices were US$260 per tonne (compared with US$354 per tonne).

Overall, operating costs were lower mainly due to reduced raw materials and energy costs. However, this was partially offset by a weaker US dollar against the Australian dollar and South African rand, and inflationary pressures in Australia and South Africa.

Underlying EBIT was favourably impacted by US$37 million as a result of the divestment of Suriname on 31 July 2009.

Base Metals

Underlying EBIT was US$2,462 million, an increase of US$2,573 million from the corresponding period. A significant increase in average realised prices favourably impacted Underlying EBIT by US$2,769 million. The average realised prices for all the key commodities in Base Metals, except uranium, were higher compared to last half-year.

Stronger production from Escondida due to higher grade and the successful repair of the Laguna Seca SAG mill also contributed to higher earnings. Despite stronger production from Escondida, earnings were negatively impacted by lower copper sales volumes due to the Clark Shaft incident at Olympic Dam and industrial disruptions at Spence (Chile). The Clark Shaft accounts for approximately 75 per cent of Olympic Dam’s ore hoisting capacity. The recommissioning of Olympic Dam’s Clark Shaft is expected to commence in March 2010. The ramp up to full capacity is expected to be achieved by the end of the June 2010 quarter.

Cost efficiency improved during the period, driven by lower prices for key consumables including fuel and energy. The strong cost performance was partially offset by higher labour costs (including one-off bonus payments) incurred in the South American operations. Costs were also negatively impacted by the devaluation of the US dollar and inflation effect in Chile and Australia.

Provisional pricing of outstanding copper shipments, including the impact of finalisations, resulted in the average realised price for the reporting period being US$3.23/lb versus an average LME price of US$2.84/lb. The average realised price was US$1.71/lb in the corresponding period last year. The positive impact of provisional pricing and finalisations for copper for the period was US$467 million. Outstanding copper volumes, subject to the fair value measurement, amounted to 260,240 tonnes at 31 December 2009. These were re-valued at a weighted average price of US$3.31/lb.

Diamonds and Specialty Products

Underlying EBIT was US$170 million, an increase of US$91 million or 115.2 per cent compared with the corresponding period. This was mainly due to higher realised diamond prices and continued improvement in cost efficiencies at EKATI (Canada). Lower exploration expenditure reflecting reduced diamonds exploration activities, also increased earnings by US$19 million. Potash exploration expenditure of US$48 million was consistent with the corresponding period. Higher earnings were partially offset by a reduction in operating earnings in Titanium Minerals due to lower realised prices and higher energy costs.

Stainless Steel Materials

Underlying EBIT was US$200 million, an increase of US$952 million compared with the corresponding period. Higher average LME prices for nickel of US$7.99/lb (compared to US$6.76/lb) increased Underlying EBIT (net of price-linked costs) by US$326 million. The negative impact of price-linked costs was US$94 million.

In addition, proactive portfolio restructuring and improved operational performance of existing assets also contributed to the strong results. Lower operational losses from Yabulu and Ravensthorpe increased Underlying EBIT by US$408 million.

Nickel West delivered record production, following from the furnace rebuild at the Kalgoorlie Nickel Smelter and concurrent maintenance at the Kwinana Nickel Refinery (both Australia) in the corresponding period. Costs were lower across all operations despite the adverse impact of the devaluation in the US dollar, as a result of cost saving initiatives, production efficiencies and lower labour costs following restructuring activities.

Iron Ore

Underlying EBIT was US$2,091 million, a decrease of US$2,052 million or 49.5 per cent compared with the corresponding period. This was mainly driven by lower average realised prices which decreased Underlying EBIT by US$1,858 million. Offsetting this was the positive impact of price-linked costs of US$52 million.

Western Australia Iron Ore and Samarco operations delivered record half-year sales volumes. RGP4 project achieved first production ahead of schedule and within budget. The additional infrastructure from RGP4 contributed to the record half yearly production for Western Australia Iron Ore operations. With the completion of RGP4, Western Australia Iron Ore operations have more than doubled its installed capacity since the accelerated growth program commenced in 2002. Samarco also set new production records as all three pellet plants operated at full capacity to meet improved demands.

Overall production costs were well controlled. However, the weaker US dollar had an adverse impact on costs.

Manganese

Underlying EBIT was US$190 million, a decrease of US$1,055 million or 84.7 per cent compared with the corresponding period. Average realised prices were significantly lower than the corresponding period, resulting in a US$1,671 million negative impact on Underlying EBIT. In comparison to the December 2008 half-year, average realised prices for ore fell by 70.3 per cent and alloy prices fell by 58.7 per cent. Offsetting this was the positive impact of price-linked costs of US$185 million.

The decrease in sales price was partially offset by higher sales volumes, as operations are ramping up production in line with improved demand. Production for ore is expected to return to normal levels in the March 2010 quarter. Alloy furnaces restarted since the September 2009 quarter are progressively ramping up and are expected to be at full capacity towards the end of the March 2010 quarter.

Operational costs were well controlled. However, the weaker US dollar and inflationary pressures in Australia and South Africa had an adverse impact on costs.

Metallurgical Coal

Underlying EBIT was US$772 million, a decrease of US$2,351 million or 75.3 per cent from the corresponding period. This decrease was mainly due to the lower realised prices for hard coking coal (50.0 per cent), weak coking coal (54.6 per cent), and thermal coal (30.5 per cent). Performance of carryover volumes from the 2008 contract year (Japanese Financial Year) partly offset the price decrease.

Record quantities of coking coal were shipped in the half-year in response to stronger market demand. In addition, operating costs were lower due to full recovery from rainfall events at Queensland Coal and improved mining conditions at Illawarra Coal. However, a stronger Australian dollar against the US dollar had an unfavourable impact of US$391 million on Underlying EBIT.

Energy Coal

Underlying EBIT was US$332 million, a decrease of US$740 million or 69.0 per cent from the corresponding period. This was mainly due to lower average export prices which decreased earnings by US$655 million. The positive impact of price-linked costs was US$49 million. Underlying EBIT was also adversely impacted by the weaker US dollar and inflationary pressures in Australia and South Africa. Excluding the impact of currency and inflation, operational costs were well controlled.

Higher volumes due to record sales from Hunter Valley Energy Coal and the profit on the dissolution of the Douglas Tavistock Joint Venture arrangement partially offset the decrease in earnings.

Group and Unallocated items

Underlying EBIT was a loss of US$195 million. The variance to the corresponding period was primarily driven by a weaker US dollar impacting the revaluation of net monetary liabilities.

The following notes explain the terms used throughout this profit release:

(1) Net operating cash flows are after net interest and taxation.

(2) Underlying EBIT margin is calculated net of third party product activities.

(3) Underlying EBIT is earnings before net finance costs and taxation and any exceptional items. Underlying EBITDA is Underlying EBIT before depreciation, impairments and amortisation of US$2,336 million (excluding exceptional items of US$605 million) for the half-year ended 31 December 2009 and US$2,040 million for the half-year ended 31 December 2008 (excluding exceptional items of US$3,613 million). We believe that Underlying EBIT and Underlying EBITDA provide useful information, but should not be considered as an indication of, or alternative to, attributable profit as an indicator of operating performance or as an alternative to cash flow as a measure of liquidity.

(4) Underlying EBIT is used to reflect the underlying performance of BHP Billiton’s operations. Underlying EBIT is reconciled to Profit from operations on page 5.

(5) Net interest includes capitalised interest and excludes the effect of discounting on provisions and other liabilities, net fair value change on hedged loans, net of hedging derivatives, exchange differences arising on net debt and return on pension plan assets.

(6) Unless otherwise stated, production volumes exclude suspended and sold operations.

Forward-looking statements: Certain statements in this release are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995, including statements regarding the cost and timing of development projects, future production volumes, increases in production and infrastructure capacity, the identification of additional mineral Reserves and Resources and project lives and, without limitation, other statements typically containing words such as “intends,” “expects,” “anticipates,” “targets,” plans,” “estimates” and words of similar import. These statements are based on current expectations and beliefs and numerous assumptions regarding BHP Billiton’s present and future business strategies and the environments in which BHP Billiton will operate in the future and such assumptions, expectations and beliefs may or may not prove to be correct and by their nature, are subject to a number of known and unknown risks and uncertainties that could cause actual results, performance and achievements to differ materially.

Factors that could cause actual results or performance to differ materially from those expressed or implied in the forward-looking statements include, but are not limited to, the risk factors discussed in BHP Billiton’s filings with the U.S. Securities and Exchange Commission (“SEC”) (including in Annual Reports on Form 20-F) which are available at the SEC’s website (http://www.sec.gov). BHP Billiton undertakes no duty to update any forward-looking statements in this release.

This release is for information purposes only and should not be construed as either an offer to sell or a solicitation of an offer to buy or sell securities in any jurisdiction.

Further information on BHP Billiton can be found on our website: www.bhpbilliton.com

Australia Samantha Evans, Media Relations Tel: +61 3 9609 2898 Mobile: +61 400 693 915 email: Samantha.Evans@bhpbilliton.com	United Kingdom & South Africa Andre Liebenberg, Investor Relations Tel: +44 20 7802 4131 Mobile: +44 7920 236 974 email: Andre.Liebenberg@bhpbilliton.com
Illtud Harri, Media Relations
Amanda Buckley, Media Relations	Tel: +44 20 7802 4195 Mobile: +44 7920 237 246
Tel: +61 3 9609 2209 Mobile: +61 419 801 349	email: Illtud.Harri@bhpbilliton.com
email: Peter.Ogden@bhpbilliton.com
Kelly Quirke, Media Relations Tel: +61 3 9609 2896 Mobile: +61 429 966 312	Americas Scott Espenshade, Investor Relations Tel: +1 713 599 6431 Mobile: +1 713 208 8565 email: Scott.Espenshade@bhpbilliton.com
email: Kelly.Quirke@bhpbilliton.com Leng Lau, Investor Relations Tel: +61 3 9609 4202 Mobile: +61 403 533 706 email: Leng.Y.Lau@bhpbilliton.com	Ruban Yogarajah, Media Relations Tel: US +1 713 966 2907 or UK +44 20 7802 4033 Mobile: UK +44 7827 082 022 email: Ruban.Yogarajah@bhpbilliton.com
BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: 180 Lonsdale Street Melbourne Victoria 3000 Australia Tel +61 1300 55 4757 Fax +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Tel +44 20 7802 4000 Fax +44 20 7802 4111

A member of the BHP Billiton group which is headquartered in Australia

HALF-YEAR FINANCIAL REPORT

For the half-year ended

31 December 2009

Consolidated Income Statement

for the half-year ended 31 December 2009

	Notes	Half-year ended 31 December 2009 US$M	Half-year ended 31 December 2008 US$M	Year ended 30 June 2009 US$M
Revenue
Group production		22,195	25,428	44,113
Third party product	2	2,381	4,352	6,098

Revenue	2	24,576	29,780	50,211
Other income		313	287	589
Expenses excluding net finance costs		(15,769)	(22,843)	(38,640)

Profit from operations		9,120	7,224	12,160

Comprising:
Group production		9,038	6,932	11,657
Third party product		82	292	503

		9,120	7,224	12,160

Financial income	5	111	165	309
Financial expenses	5	(343)	(497)	(852)

Net finance costs	5	(232)	(332)	(543)

Profit before taxation		8,888	6,892	11,617

Income tax expense		(2,494)	(3,537)	(4,784)
Royalty related taxation (net of income tax benefit)		(188)	(351)	(495)

Total taxation expense	6	(2,682)	(3,888)	(5,279)

Profit after taxation		6,206	3,004	6,338

Profit attributable to non-controlling interests		71	387	461
Profit attributable to members of BHP Billiton Group		6,135	2,617	5,877

Earnings per ordinary share (basic) (US cents)	7	110.3	47.0	105.6
Earnings per ordinary share (diluted) (US cents)	7	109.8	47.0	105.4

Dividends per ordinary share – paid during the period (US cents)	8	41.0	41.0	82.0
Dividends per ordinary share – declared in respect of the period (US cents)	8	42.0	41.0	82.0

The accompanying notes form part of these half-year financial statements.

Consolidated Statement of Comprehensive Income

for the half-year ended 31 December 2009

	Half-year ended 31 December 2009 US$M	Half-year ended 31 December 2008 US$M	Year ended 30 June 2009 US$M
Profit after taxation	6,206	3,004	6,338
Other comprehensive income
Actuarial gains/(losses) on pension and medical schemes	41	(339)	(227)
Available for sale investments:
Net valuation gains/(losses) taken to equity	34	(24)	3
Net valuation (gains)/losses transferred to the income statement	—	(11)	58
Cash flow hedges:
Gains/(losses) taken to equity	22	694	710
Realised losses transferred to the income statement	2	23	22
Unrealised gain transferred to the income statement	—	(48)	(48)
Gains transferred to the initial carrying amount of hedged items	—	(26)	(26)
Exchange fluctuations on translation of foreign operations taken to equity	8	70	27
Exchange fluctuations on translation of foreign operations transferred to the income statement	(10)	—	—
Tax on other comprehensive income	104	(262)	(253)

Other comprehensive income for the period	201	77	266

Total comprehensive income	6,407	3,081	6,604

Attributable to non-controlling interests	70	366	458
Attributable to members of BHP Billiton Group	6,337	2,715	6,146

The accompanying notes form part of these half-year financial statements.

Consolidated Balance Sheet

as at 31 December 2009

	31 December 2009 US$M	31 December 2008 US$M	30 June 2009 US$M
ASSETS
Current assets
Cash and cash equivalents	8,382	7,195	10,833
Trade and other receivables	6,196	5,020	5,153
Other financial assets	644	1,640	763
Inventories	5,056	4,883	4,821
Assets held for sale	629	—	213
Current tax assets	397	622	424
Other	295	327	279

Total current assets	21,599	19,687	22,486

Non-current assets
Trade and other receivables	1,043	590	762
Other financial assets	1,822	1,810	1,543
Inventories	228	182	200
Property, plant and equipment	52,206	46,739	49,032
Intangible assets	670	652	661
Deferred tax assets	3,822	3,416	3,910
Other	163	213	176

Total non-current assets	59,954	53,602	56,284

Total assets	81,553	73,289	78,770

LIABILITIES
Current liabilities
Trade and other payables	5,515	5,533	5,619
Interest bearing liabilities	1,362	2,156	1,094
Liabilities held for sale	301	—	363
Other financial liabilities	488	1,871	705
Current tax payable	588	2,055	1,931
Provisions	1,669	1,286	1,887
Deferred income	283	264	251

Total current liabilities	10,206	13,165	11,850

Non-current liabilities
Trade and other payables	529	196	187
Interest bearing liabilities	14,935	9,207	15,325
Other financial liabilities	91	399	142
Deferred tax liabilities	3,626	3,805	3,038
Provisions	7,134	6,324	7,032
Deferred income	431	544	485

Total non-current liabilities	26,746	20,475	26,209

Total liabilities	36,952	33,640	38,059

Net assets	44,601	39,649	40,711

EQUITY
Share capital – BHP Billiton Limited	1,227	1,227	1,227
Share capital – BHP Billiton Plc	1,116	1,116	1,116
Treasury shares	(527)	(522)	(525)
Reserves	1,498	1,168	1,305
Retained earnings	40,617	35,783	36,831

Total equity attributable to members of BHP Billiton Group	43,931	38,772	39,954
Non-controlling interests	670	877	757

Total equity	44,601	39,649	40,711

The accompanying notes form part of these half-year financial statements.

Consolidated Cash Flow Statement

for the half-year ended 31 December 2009

	Half-year ended 31 December 2009 US$M	Half-year ended 31 December 2008 US$M	Year ended 30 June 2009 US$M
Operating activities
Profit before taxation	8,888	6,892	11,617
Adjustments for:
Non-cash exceptional items	(618)	4,225	5,460
Depreciation and amortisation expense	2,318	1,953	3,871
Exploration and evaluation expense (excluding impairment)	295	496	1,009
Net (gain)/loss on sale of non-current assets	(95)	17	(38)
Impairments of property, plant and equipment, investments and intangibles	18	87	190
Employee share awards expense	61	89	185
Financial income and expenses	232	332	543
Other	(160)	(243)	(320)
Changes in assets and liabilities:
Trade and other receivables	(1,001)	5,367	4,894
Inventories	(284)	34	(116)
Trade and other payables	(242)	(863)	(847)
Net other financial assets and liabilities	(190)	(556)	(769)
Provisions and other liabilities	(333)	(841)	(497)

Cash generated from operations	8,889	16,989	25,182
Dividends received	6	15	30
Interest received	61	114	205
Interest paid	(205)	(261)	(519)
Income tax paid	(2,646)	(3,048)	(5,129)
Royalty related taxation paid	(389)	(715)	(906)

Net operating cash flows	5,716	13,094	18,863

Investing activities
Purchases of property, plant and equipment	(4,606)	(5,345)	(9,492)
Exploration expenditure (including amounts expensed)	(439)	(620)	(1,243)
Purchase of intangibles	(39)	(6)	(141)
Purchase of financial assets	(103)	(15)	(40)
Purchases of, or increased investment in, subsidiaries, operations and jointly controlled entities, net of their cash	—	(276)	(286)
Payment on sale of operations	(160)	(126)	(126)

Cash outflows from investing activities	(5,347)	(6,388)	(11,328)
Proceeds from sale of property, plant and equipment	50	26	164
Proceeds from sale of financial assets	30	57	96
Proceeds or deposits received from sale or partial sale of subsidiaries, operations and jointly controlled entities, net of their cash	37	—	17

Net investing cash flows	(5,230)	(6,305)	(11,051)

Financing activities
Proceeds from ordinary shares	4	20	29
Proceeds from interest bearing liabilities	346	569	7,323
Proceeds from debt related instruments	47	354	354
Repayment of interest bearing liabilities	(733)	(2,022)	(3,748)
Purchase of shares by Employee Share Ownership Plan Trusts	(180)	(90)	(169)
Dividends paid	(2,282)	(2,281)	(4,563)
Dividends paid to minority interests	(169)	(205)	(406)

Net financing cash flows	(2,967)	(3,655)	(1,180)

Net (decrease)/increase in cash and cash equivalents	(2,481)	3,134	6,632
Cash and cash equivalents, net of overdrafts, at beginning of period	10,831	4,173	4,173
Effect of foreign currency exchange rate changes on cash and cash equivalents	30	(155)	26

Cash and cash equivalents, net of overdrafts, at end of period	8,380	7,152	10,831

The accompanying notes form part of these half-year financial statements.

Consolidated Statement of Changes in Equity

for the half-year ended 31 December 2009

For the half-year ended 31 December 2009 US$M	Share capital – BHP Billiton Limited	Share capital – BHP Billiton Plc	Treasury shares	Reserves	Retained earnings	Total equity attributable to members of BHP Billiton Group	Non- controlling interests	Total equity

Balance at the beginning of the financial period	1,227	1,116	(525)	1,305	36,831	39,954	757	40,711
Profit after taxation	—	—	—	—	6,135	6,135	71	6,206
Other comprehensive income:
Actuarial gains on pension and medical schemes	—	—	—	—	42	42	(1)	41
Net valuation gains on available for sale investments taken to equity	—	—	—	34	—	34	—	34
Gains on cash flow hedges taken to equity	—	—	—	22	—	22	—	22
Realised losses on cash flow hedges transferred to the income statement	—	—	—	2	—	2	—	2
Exchange fluctuations on translation of foreign operations	—	—	—	8	—	8	—	8
Exchange fluctuations on translation of foreign operations transferred to the income statement	—	—	—	(10)	—	(10)	—	(10)
Tax on other comprehensive income	—	—	—	85	19	104	—	104

Total comprehensive income	—	—	—	141	6,196	6,337	70	6,407

Purchase of shares by ESOP Trusts net of employee contributions	—	—	(180)	—	4	(176)	—	(176)
Employee share awards exercised following vesting	—	—	178	(46)	(132)	—	—	—
Accrued employee entitlement for unvested awards	—	—	—	61	—	61	—	61
Accrued share options	—	—	—	43	—	43	16	59
Distribution to option holders	—	—	—	(6)	—	(6)	(4)	(10)
Dividends paid	—	—	—	—	(2,282)	(2,282)	(169)	(2,451)

Balance at the end of the financial period	1,227	1,116	(527)	1,498	40,617	43,931	670	44,601

The accompanying notes form part of these half-year financial statements.

Consolidated Statement of Changes in Equity

for the half-year ended 31 December 2009 (continued)

For the half-year ended 31 December 2008 US$M	Share capital – BHP Billiton Limited	Share capital – BHP Billiton Plc	Treasury shares	Reserves	Retained earnings	Total equity attributable to members of BHP Billiton Group	Non- controlling interests	Total equity

Balance at the beginning of the financial period	1,227	1,116	(514)	750	35,756	38,335	708	39,043
Profit after taxation	—	—	—	—	2,617	2,617	387	3,004
Other comprehensive income:
Actuarial losses on pension and medical schemes	—	—	—	—	(318)	(318)	(21)	(339)
Net valuation losses on available for sale investments taken to equity	—	—	—	(24)	—	(24)	—	(24)
Net valuation gains on available for sale investments transferred to the income statement	—	—	—	(11)	—	(11)	—	(11)
Gains on cash flow hedges taken to equity	—	—	—	694	—	694	—	694
Realised losses on cash flow hedges transferred to the income statement	—	—	—	23	—	23	—	23
Unrealised gain on cash flow hedges transferred to the income statement	—	—	—	(48)	—	(48)	—	(48)
Gains on cash flow hedges transferred to initial carrying amount of hedged item	—	—	—	(26)	—	(26)	—	(26)
Exchange fluctuations on translation of foreign operations	—	—	—	70	—	70	—	70
Tax on other comprehensive income	—	—	—	(317)	55	(262)	—	(262)

Total comprehensive income	—	—	—	361	2,354	2,715	366	3,081

Purchase of shares by ESOP Trusts net of employee contributions	—	—	(90)	—	5	(85)	—	(85)
Employee share awards exercised following vesting	—	—	82	(32)	(50)	—	—	—
Accrued employee entitlement for unvested awards	—	—	—	89	—	89	—	89
Dividends paid	—	—	—	—	(2,282)	(2,282)	(205)	(2,487)
Transaction with owners – contributed equity	—	—	—	—	—	—	8	8

Balance at the end of the financial period	1,227	1,116	(522)	1,168	35,783	38,772	877	39,649

Consolidated Statement of Changes in Equity

for the year ended 31 December 2009 (continued)

For the year ended 30 June 2009 US$M	Share capital – BHP Billiton Limited	Share capital – BHP Billiton Plc	Treasury shares	Reserves	Retained earnings	Total equity attributable to members of BHP Billiton Group	Non- controlling interests	Total equity

Balance at the beginning of the financial period	1,227	1,116	(514)	750	35,756	38,335	708	39,043
Profit after taxation	—	—	—	—	5,877	5,877	461	6,338
Other comprehensive income:
Actuarial losses on pension and medical schemes	—	—	—	—	(224)	(224)	(3)	(227)
Net valuation gains on available for sale investments taken to equity	—	—	—	3	—	3	—	3
Net valuation gains on available for sale investments taken to income statement	—	—	—	58	—	58	—	58
Gains on cash flow hedges taken to equity	—	—	—	710	—	710	—	710
Realised losses on cash flow hedges transferred to the income statement	—	—	—	22	—	22	—	22
Unrealised gain on cash flow hedges transferred to the income statement	—	—	—	(48)	—	(48)	—	(48)
Gains on cash flow hedges transferred to initial carrying amount of hedged item	—	—	—	(26)	—	(26)	—	(26)
Exchange fluctuations on translation of foreign operations	—	—	—	27	—	27	—	27
Tax on other comprehensive income	—	—	—	(342)	89	(253)	—	(253)

Total comprehensive income	—	—	—	404	5,742	6,146	458	6,604
Purchase of shares by ESOP Trusts net of employee contributions	—	—	(169)	—	20	(149)	—	(149)
Employee share awards exercised following vesting	—	—	158	(34)	(124)	—	—	—
Accrued employee entitlement for unvested awards	—	—	—	185	—	185	—	185
Dividends paid	—	—	—	—	(4,563)	(4,563)	(406)	(4,969)
Transaction with owners – contributed equity	—	—	—	—	—	—	(3)	(3)

Balance at the end of the financial period	1,227	1,116	(525)	1,305	36,831	39,954	757	40,711

Notes to the Half-Year Financial Statements

1. Accounting policies

This general purpose financial report for the half-year ended 31 December 2009 is unaudited and has been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board (“IASB”), IAS 34 ‘Interim Financial Reporting’ as adopted by the EU, AASB 134 ‘Interim Financial Reporting’ as issued by the Australian Accounting Standards Board and the Disclosure and Transparency Rules of the Financial Services Authority in the United Kingdom and the Australian Corporations Act 2001 as applicable to interim financial reporting.

The half-year financial statements represent a ‘condensed set of financial statements’ as referred to in the UK Disclosure and Transparency Rules issued by the Financial Services Authority. Accordingly, they do not include all of the information required for a full annual report and are to be read in conjunction with the most recent annual financial report. The comparative figures for the financial year ended 30 June 2009 are not the statutory accounts of BHP Billiton for that financial year. Those accounts, which were prepared under IFRS, have been reported on by the Company’s auditors and delivered to the registrar of companies. The auditors have reported on those accounts; their report was unqualified, did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report and did not contain statements under Section 498(2) or (3) of the UK Companies Act 2006.

The half-year financial statements have been prepared on the basis of accounting policies and methods of computation consistent with those applied in the 30 June 2009 annual financial statements contained within the Annual Report of the BHP Billiton Group. As a result of the Group applying IAS 1 Presentation of Financial Statements - Revised from 1 July 2009, the financial statements include a Consolidated Statement of Comprehensive Income (which replaces the Consolidated Statement of Recognised Income and Expenses) and a Consolidated Statement of Changes in Equity.

Rounding of amounts

Amounts in this financial report have, unless otherwise indicated, been rounded to the nearest million dollars.

Comparatives

Where applicable, comparatives have been adjusted to disclose them on the same basis as current period figures.

Exchange rates

The following exchange rates relative to the US dollar have been applied in the financial information:

	Average Half-year ended 31 December 2009	Average Half-year ended 31 December 2008	Average Year ended 30 June 2009	As at 31 December 2009	As at 31 December 2008	As at 30 June 2009
Australian dollar (a)	0.87	0.78	0.75	0.90	0.69	0.81
Brazilian real	1.81	1.96	2.08	1.74	2.33	1.95
Canadian dollar	1.08	1.12	1.16	1.05	1.22	1.16
Chilean peso	532	578	582	507	642	530
Colombian peso	1,991	2,092	2,205	2,043	2,249	2,159
South African rand	7.65	8.83	9.01	7.40	9.39	7.82
Euro	0.69	0.71	0.73	0.70	0.71	0.71
UK pound sterling	0.61	0.58	0.63	0.62	0.69	0.60

(a)	Displayed as US$ to A$1 based on common convention.

2. Segment reporting

The Group operates nine Customer Sector Groups aligned with the commodities which we extract and market:

Customer Sector Group	Principal activities
Petroleum	Exploration, development and production of oil and gas
Aluminium	Mining of bauxite, refining of bauxite into alumina and smelting of alumina into aluminium metal
Base Metals	Mining of copper, silver, lead, zinc, molybdenum, uranium and gold
Diamonds and Specialty Products	Mining of diamonds and titanium minerals; potash development
Stainless Steel Materials	Mining and production of nickel products
Iron Ore	Mining of iron ore
Manganese	Mining of manganese ore and production of manganese metal and alloys
Metallurgical Coal	Mining of metallurgical coal
Energy Coal	Mining of thermal (energy) coal

Group and unallocated items represent Group centre functions and certain comparative data for divested assets and investments. Exploration and technology activities are recognised within relevant segments.

It is the Group’s policy that inter-segment sales are made on a commercial basis.

2. Segment reporting (continued)

US$M	Petroleum	Aluminium	Base Metals	Diamonds and Specialty Products	Stainless Steel Materials	Iron Ore	Manganese	Metallurgical Coal	Energy Coal	Group and unallocated items/ eliminations	BHP Billiton Group
Half-year ended 31 December 2009
Revenue
Group production	4,126	1,383	5,076	566	1,470	4,390	882	2,686	1,555	—	22,134
Third party product	47	621	395	—	185	35	6	—	587	505	2,381
Rendering of services	—	—	—	—	—	32	—	29	—	—	61
Inter-segment revenue	4	—	—	—	—	21	—	—	—	(25)	—

Segment revenue (a)	4,177	2,004	5,471	566	1,655	4,478	888	2,715	2,142	480	24,576

Underlying EBIT (b)	2,326	154	2,462	170	200	2,091	190	772	332	(195)	8,502

Net finance costs											(232)
Exceptional items											618

Profit before taxation											8,888

(a)	Revenue not reported in reportable segments reflects sales of freight and fuel to third parties.
(b)	Underlying EBIT is earnings before net finance costs and taxation and any exceptional items.

2. Segment reporting (continued)

US$M	Petroleum	Aluminium	Base Metals	Diamonds and Specialty Products	Stainless Steel Materials	Iron Ore	Manganese	Metallurgical Coal	Energy Coal	Group and unallocated items/ eliminations	BHP Billiton Group
Half-year ended 31 December 2008
Revenue
Group production	4,032	1,947	2,987	457	980	5,902	1,863	4,854	2,321	1	25,344
Third party product	127	571	298	—	82	62	53	18	2,042	1,099	4,352
Rendering of services	2	—	—	—	—	35	—	41	—	6	84
Inter-segment revenue	51	—	1	—	39	21	—	—	—	(112)	—

Segment revenue	4,212	2,518	3,286	457	1,101	6,020	1,916	4,913	4,363	994	29,780

Underlying EBIT	2,675	289	(111)	79	(752)	4,143	1,245	3,123	1,072	136	11,899

Net finance costs											(332)
Exceptional items											(4,675)

Profit before taxation											6,892

2. Segment reporting (continued)

US$M	Petroleum	Aluminium	Base Metals	Diamonds and Specialty Products	Stainless Steel Materials	Iron Ore	Manganese	Metallurgical Coal	Energy Coal	Group and unallocated items/ eliminations	BHP Billiton Group
Year ended 30 June 2009
Revenue
Group production	6,924	3,219	6,616	896	2,202	9,815	2,473	7,988	3,830	—	43,963
Third party product	192	932	488	—	112	132	63	18	2,694	1,467	6,098
Rendering of services	6	—	—	—	—	61	—	81	—	2	150
Inter-segment revenue	89	—	1	—	41	40	—	—	—	(171)	—

Segment revenue	7,211	4,151	7,105	896	2,355	10,048	2,536	8,087	6,524	1,298	50,211

Underlying EBIT	4,085	192	1,292	145	(854)	6,229	1,349	4,711	1,460	(395)	18,214

Net finance costs											(543)
Exceptional items											(6,054)

Profit before taxation											11,617

3. Exceptional items

Exceptional items are those items where their nature or amount is considered material to the financial report. Such items included within the Group profit for the period are detailed below.

Half-year ended 31 December 2009	Gross US$M	Tax US$M	Net US$M
Exceptional items by category
Reversal of impairment charge relating to the suspension of Ravensthorpe nickel operations	618	(185)	433

	618	(185)	433

Reversal of impairment charge relating to the suspension of Ravensthorpe nickel operations:

On 9 December 2009, the Group announced it had signed an agreement to sell the Ravensthorpe Nickel Operation (Australia). As a result of this agreement, impairment charges recognised as exceptional items in the financial year ended 30 June 2009 have been partially reversed. The assets and liabilities of the operation are classified as held for sale as at 31 December 2009.

Assets held for sale:

The assets and liabilities of Ravensthorpe, comprising inventory of US$30 million, property, plant and equipment of US$599 million, closure and rehabilitation provisions of US$241 million and other working capital liabilities of US$60 million, have been classified as held for sale at 31 December 2009.

In the financial year ended 30 June 2009, the assets and liabilities of Yabulu and Suriname comprising inventory of US$131 million, property, plant and equipment of US$55 million, other working capital assets of US$27 million, closure and rehabilitation provisions of US$260 million and working capital liabilities US$103 million were classified as held for sale. The sales transactions were completed during the half-year ended 31 December 2009.

Half-year ended 31 December 2008	Gross US$M	Tax US$M	Net US$M
Exceptional items by category
Suspension of Ravensthorpe nickel operations	(3,361)	1,008	(2,353)
Impairment of other operations	(356)	(60)	(416)
Newcastle steelworks rehabilitation	(508)	152	(356)
Lapsed offers for Rio Tinto	(450)	64	(386)

	(4,675)	1,164	(3,511)

Suspension of Ravensthorpe nickel operations:

On 21 January 2009 the Group announced the suspension of operations at Ravensthorpe Nickel Operations and as a consequence stopped the processing of the mixed nickel cobalt hydroxide product at Yabulu (Australia). As a result, an impairment charge and increased provisions for rehabilitation of US$3,361 million (US$1,008 million tax benefit) were recognised for the half-year ended 31 December 2008.

Impairment of other operations:

As part of the Group’s regular review of assets whose values may be impaired, a total charge of US$356 million (US$60 million tax charge including derecognition of tax benefits) was recorded primarily in relation to the withdrawal from Suriname operations, suspension of copper sulphide mining at Pinto Valley (US) and write down of the Corridor Sands minerals sands resource (Mozambique).

3. Exceptional Items (continued)

Newcastle steelworks rehabilitation:

The Group recognised a charge against profits of US$508 million (US$152 million tax benefit) for additional rehabilitation obligations in respect of former operations at the Newcastle steelworks (Australia). The increase in obligations relate to increases in the estimated volume of sediment in the Hunter River requiring remediation and treatment, and increases in treatment costs.

Lapsed offers for Rio Tinto:

The Group’s offers for Rio Tinto lapsed on 27 November 2008 following the Board’s decision that it no longer believed that completion of the offers was in the best interests of BHP Billiton shareholders. The Group incurred fees associated with the US$55 billion debt facility (US$156 million cost, US$5 million tax benefit), investment bankers’, lawyers’ and accountants fees, printing expenses and other charges (US$294 million cost, US$59 million tax benefit) in progressing this matter over the eighteen months up to the lapsing of the offers which have been expensed in the half-year ended 31 December 2008.

Year ended 30 June 2009	Gross US$M	Tax US$M	Net US$M
Exceptional items by category
Suspension of Ravensthorpe nickel operations	(3,615)	1,076	(2,539)
Announced sale of Yabulu refinery	(510)	(175)	(685)
Withdrawal or sale of other operations	(665)	(23)	(688)
Deferral of projects and restructuring of operations	(306)	86	(220)
Newcastle steelworks rehabilitation	(508)	152	(356)
Lapsed offers for Rio Tinto	(450)	93	(357)

	(6,054)	1,209	(4,845)

Suspension of Ravensthorpe nickel operations:

On 21 January 2009 the Group announced the suspension of operations at Ravensthorpe nickel operations and as a consequence stopped the processing of the mixed nickel cobalt hydroxide product at Yabulu. As a result, charges relating to impairment, increased provisions for contract cancellation, redundancy and other closure costs of US$3,615 million (US$1,076 million tax benefit) were recognised. This exceptional item does not include the loss from operations of Ravensthorpe nickel operations of US$173 million.

Announced sale of Yabulu refinery:

On 3 July 2009 the Group announced the sale of the Yabulu nickel operations. As a result, impairment charges of US$510 million (US$nil tax benefit) were recognised in addition to those recognised on suspension of the Ravensthorpe nickel operations. As a result of the sale, deferred tax assets of US$175 million are no longer expected to be realised by the Group and were recognised as a charge to income tax expense. The remaining assets and liabilities of the Yabulu operations have been classified as held for sale as at 30 June 2009.

Withdrawal or sale of other operations:

As part of the Group’s regular review of the long term viability of operations, a total charge of US$665 million (US$23 million tax expense) was recognised primarily in relation to the decisions to cease development of the Maruwai Haju trial mine (Indonesia), sell the Suriname operations, suspend copper sulphide mining operations at Pinto Valley (US) and cease the pre-feasibility study at Corridor Sands (Mozambique). The remaining assets and liabilities of the Suriname operations have been classified as held for sale as at 30 June 2009.

Deferral of projects and restructuring of operations:

As part of the Group’s regular review of the long term viability of continuing operations, a total charge of US$306 million (US$86 million tax benefit) was recognised primarily in relation to the deferral of expansions at the Nickel West operations (Australia), deferral of the Guinea Alumina project (Guinea) and the restructuring of the Bayside Aluminium Casthouse operations (South Africa).

Newcastle steelworks rehabilitation:

The Group recognised a charge of US$508 million (US$152 million tax benefit) for additional rehabilitation obligations in respect of former operations at the Newcastle steelworks (Australia). The increase in obligations relate to changes in the estimated volume of sediment in the Hunter River requiring remediation and treatment, and increases in estimated treatment costs.

Lapsed offers for Rio Tinto:

The Group’s offers for Rio Tinto lapsed on 27 November 2008 following the Board’s decision that it no longer believed that completion of the offers was in the best interests of BHP Billiton shareholders. The Group incurred fees associated with the US$55 billion debt facility (US$156 million cost, US$31 million tax benefit), investment bankers’, lawyers’ and accountants fees, printing expenses and other charges (US$294 million cost, US$62 million tax benefit) in progressing this matter over the eighteen months up to the lapsing of the offers which have been expensed in the year ended 30 June 2009.

4. Interests in jointly controlled entities

Major shareholdings in jointly controlled entities	Ownership interest at BHP Billiton Group reporting date(a)			Contribution to profit after taxation
	31 December 2009%	31 December 2008%	30 June 2009%	Half-year ended 31 December 2009 US$M	Half-year ended 31 December 2008 US$M	Year ended 30 June 2009 US$M
Mozal SARL	47.10	47.10	47.10	18	135	84
Compañia Minera Antamina SA	33.75	33.75	33.75	239	18	185
Minera Escondida Limitada	57.50	57.50	57.50	1,236	(177)	422
Samarco Mineracao SA	50.00	50.00	50.00	126	320	340
Carbones del Cerrejón LLC	33.33	33.33	33.33	83	136	243
Other(b)				12	29	159

Total				1,714	461	1,433

(a)	The ownership interest at the Group’s and the jointly controlled entity’s reporting date are the same. When the annual financial reporting date is different to the Group’s, financial information is obtained as at 31 December in order to report on a basis consistent with the Group’s reporting date.
(b)	Includes immaterial jointly controlled entities and the Group’s effective interest in the Richards Bay Minerals joint venture of 37.76 per cent (31 December 2008: 50 per cent; 30 June 2009: 50 per cent).

5. Net finance costs

	Half-year ended 31 December 2009 US$M	Half-year ended 31 December 2008 US$M	Year ended 30 June 2009 US$M
Financial expenses
Interest on bank loans and overdrafts	11	21	47
Interest on all other borrowings	302	239	527
Finance lease and hire purchase interest	7	8	15
Dividends on redeemable preference shares	—	—	1
Discounting on provisions and other liabilities	182	152	315
Discounting on pension and medical benefit entitlements	63	67	132
Interest capitalised (a)	(154)	(64)	(149)
Fair value change on hedged loans	88	(128)	390
Fair value change on hedging derivatives	(146)	155	(377)
Exchange variations on net debt	(10)	47	(49)

	343	497	852

Financial income
Interest income	(63)	(107)	(198)
Expected return on pension scheme assets	(48)	(58)	(111)

	(111)	(165)	(309)

Net finance costs	232	332	543

(a)	Interest has been capitalised at the rate of interest applicable to the specific borrowings financing the assets under construction or, where financed through general borrowings, at a capitalisation rate representing the average interest rate on such borrowings. For the half-year ended 31 December 2009 the capitalisation rate was 3.8 per cent (31 December 2008: 3.9 per cent; 30 June 2009: 4.25 per cent).

6. Taxation

	Half-year ended 31 December 2009 US$M	Half-year ended 31 December 2008 US$M	Year ended 30 June 2009 US$M
Taxation expense including royalty related taxation
UK taxation expense	67	428	319
Australian taxation expense	1,273	2,288	3,158
Overseas taxation expense	1,342	1,172	1,802

Total taxation expense	2,682	3,888	5,279

Total taxation expense including exceptional items was US$2,682 million, representing an effective rate of 30.2 per cent (31 December 2008: 56.4 per cent, 30 June 2009: 45.4 per cent). Excluding the impacts of exceptional items the taxation expense was US$2,497 million (31 December 2008: US$5,052 million; 30 June 2009: US$6,488 million).

Exchange rate movements decreased taxation expense by US$306 million (31 December 2008: increased taxation expense by US$1,163 million, 30 June 2009: increased taxation expense by US$444 million). The stronger Australian dollar against the US dollar has significantly increased the Australian deferred tax assets for future tax depreciation since 30 June 2009. This was partly offset by the revaluation of local currency tax liabilities due to the weaker US dollar. Royalty-related taxation represents an effective rate of 2.1 per cent for the current period (31 December 2008: 5.1 per cent, 30 June 2009: 4.3 per cent).

Excluding the impacts of royalty-related taxation, the impact of exchange rate movements and tax on exceptional items the underlying effective rate was 31.6 per cent (31 December 2008: 30.6 per cent, 30 June 2009: 31.4 per cent).

7. Earnings per share

	Half-year ended 31 December 2009	Half-year ended 31 December 2008	Year ended 30 June 2009
Basic earnings per ordinary share (US cents)	110.3	47.0	105.6
Diluted earnings per ordinary share (US cents)	109.8	47.0	105.4
Basic earnings per American Depositary Share (ADS) (US cents) (a)	220.6	94.0	211.2
Diluted earnings per American Depositary Share (ADS) (US cents) (a)	219.6	94.0	210.8
Basic earnings (US$M)	6,135	2,617	5,877
Diluted earnings (US$M) (b)	6,147	2,627	5,899

The weighted average number of shares used for the purposes of calculating diluted earnings per share reconciles to the number used to calculate basic earnings per share as follows:

Weighted average number of shares	Half-year ended 31 December 2009 Million	Half-year ended 31 December 2008 Million	Year ended 30 June 2009 Million
Basic earnings per ordinary share denominator	5,564	5,565	5,565
Shares and options contingently issuable under employee share ownership plans	34	21	33

Diluted earnings per ordinary share denominator	5,598	5,586	5,598

(a)	Each American Depository Share (ADS) represents two ordinary shares.
(b)	Diluted earnings are calculated after adding back dividend equivalent payments of US$12 million (31 December 2008: US$10 million; 30 June 2009: US$22 million) that would not be made if potential ordinary shares were converted to fully paid.

8. Dividends

	Half-year ended 31 December 2009 US$M	Half-year ended 31 December 2008 US$M	Year ended 30 June 2009 US$M
Dividends paid during the period
BHP Billiton Limited	1,377	1,377	2,754
BHP Billiton Plc – Ordinary shares	905	905	1,809
– Preference shares(a)	—	—	—

	2,282	2,282	4,563

Dividends declared in respect of the period
BHP Billiton Limited	1,410	1,377	2,754
BHP Billiton Plc – Ordinary shares	927	905	1,809
– Preference shares(a)	—	—	—

	2,337	2,282	4,563

(a)	5.5 per cent dividend on 50,000 preference shares of £1 each declared and paid annually (31 December 2008: 5.5 per cent; 30 June 2009: 5.5 per cent).

	Half-year ended 31 December 2009 US cents	Half-year ended 31 December 2008 US cents	Year ended 30 June 2009 US cents
Dividends paid during the period (per share)
Prior year final dividend	41.0	41.0	41.0
Interim dividend	N/A	N/A	41.0

	41.0	41.0	82.0

Dividends declared in respect of the period (per share)
Interim dividend	42.0	41.0	41.0
Final dividend	N/A	N/A	41.0

	42.0	41.0	82.0

Dividends are declared after period end in the announcement of the results for the period. Interim dividends are declared in February and paid in March. Final dividends are declared in August and paid in September. Dividends declared are not recorded as a liability at the end of the period to which they relate. Subsequent to half-year end, on 10 February 2010, BHP Billiton declared an interim dividend of 42.0 US cents per share (US$2,337 million), which will be paid on 23 March 2010.

BHP Billiton Limited dividends for all periods presented are, or will be, fully franked based on a tax rate of 30 per cent.

9. Subsequent events

As at 10 February 2010, all conditions precedent to the sale of the Ravensthorpe Nickel Operation (refer Note 3) have been satisfied, enabling completion of the sale to occur. The assets and liabilities of the operation are classified as held for sale as at 31 December 2009.

Other than the matters outlined above, no matters or circumstances have arisen since the end of the financial year that have significantly affected, or may significantly affect, the operations, results of operations or state of affairs of the BHP Billiton Group in subsequent accounting periods.

Directors’ Report

The Directors present their report together with the half-year financial statements for the half-year ended 31 December 2009 and the auditor’s review report thereon.

Review of Operations

A detailed review of the Group’s operations, the results of those operations during the half-year ended 31 December 2009 and likely future developments are given on page 1 to 13. The Review of Operations has been incorporated into, and forms part of, this Directors’ Report.

Principal Risks and Uncertainties

Because of the international scope of the Group’s operations and the industries in which it is engaged, there are a number of risk factors and uncertainties which could have an effect on the Group’s results and operations. Material risks that could impact on the Group’s performance include those referred to in the ‘Outlook’ section as well as:

• Fluctuations in commodity prices	• Fluctuations in currency exchange rates
• Failure to discover new reserves, maintain or enhance existing reserves or develop new operations	• Influence of China and impact of a slowdown in consumption
• Actions by governments or political events in the countries in which we operate	• Inability to successfully integrate acquired businesses
• Inability to recover investments in mining and oil and gas projects	• Non-compliance to the Group’s standards by non-controlled assets
• Operating cost pressures and shortages	• Unexpected natural and operational catastrophes
• Climate change and greenhouse effects	• Inadequate human resource talent pool
• Breaches in information technology security processes	• Breaches in governance processes
• Impact of health, safety and environmental exposures and related regulations on operations and reputation

Further information on the above risks and uncertainties can be found on pages 9 to 12 of the Group’s Annual Report for the year ended 30 June 2009, a copy of which is available on the Group’s website at www.bhpbilliton.com.

Dividend

Full details of dividends are given on page 33 to 34.

Board of Directors

The Directors of BHP Billiton at any time during or since the end of the half-year are:

Mr D R Argus – Chairman since April 1999 (a Director since November 1996)	Dr D A Jenkins – a Director since March 2000 until 26 November 2009
Mr P M Anderson – a Director since June 2006 until 31 January 2010	Mr M Kloppers – an Executive Director since January 2006
Mr A Boeckmann – a Director since September 2008	Dr D Morgan – a Director since January 2008 until 24 November 2009

Dr J G Buchanan – a Director since February 2003	Mr W Murdy – a Director since June 2009

Mr C A Cordeiro – a Director since February 2005	Mr J Nasser – a Director since June 2006

Mr D A Crawford – a Director since May 1994	Mr K Rumble – a Director since September 2008
Dr E G de Planque – a Director since October 2005 until 31 January 2010	Dr J M Schubert – a Director since June 2000

Auditor’s independence declaration

KPMG in Australia are the auditors of BHP Billiton Limited. Their auditor’s independence declaration under Section 307C of the Australian Corporations Act 2001 is set out on page 38 and forms part of this Directors’ Report.

Rounding of amounts

BHP Billiton Limited is a company of a kind referred to in Australian Securities and Investments Commission Class Order No 98/100, dated 10 July 1998. Amounts in the Directors’ Report and half-year financial statements have been rounded to the nearest million dollars in accordance with that class order.

Signed in accordance with a resolution of the Board of Directors.

D R Argus – Chairman
Dated this 10th day of February 2010	M Kloppers – Chief Executive Officer

Directors’ Declaration of Responsibility

The half-year financial report is the responsibility of, and has been approved by, the Directors. In accordance with a resolution of the Directors of BHP Billiton, the Directors declare that, to the best of their knowledge and in their reasonable opinion:

(a) the half-year financial statements and notes, set out on pages 17 to 34, have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as issued by the IASB, IAS 34 ‘Interim Financial Reporting’ as adopted by the EU, AASB 134 ‘Interim Financial Reporting’ and the Disclosure and Transparency Rules of the Financial Services Authority in the United Kingdom and the Australian Corporations Act 2001, including:

(i) complying with applicable accounting standards and the Australian Corporations Regulations 2001; and

(ii) giving a true and fair view of the financial position of the BHP Billiton Group as at 31 December 2009 and of its performance for the half-year ended on that date;

(b) the Directors’ Report, which incorporates the Review of Operations on page 1 to 13, includes a fair review of the information required by:

(i) DTR4.2.7R of the Disclosure and Transparency Rules in the United Kingdom, being an indication of important events during the first six months of the current financial year and their impact on the half-year financial statements, and a description of the principal risks and uncertainties for the remaining six months of the year; and

(ii) DTR4.2.8R of the Disclosure and Transparency Rules in the United Kingdom, being related party transactions that have taken place in the first six months of the current financial year and that have materially affected the financial position or performance of the BHP Billiton Group during that period, and any changes in the related party transactions described in the last annual report that could have such a material effect; and

(c) in the Directors’ opinion, there are reasonable grounds to believe that each of BHP Billiton Limited and BHP Billiton Plc will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of the Board of Directors.

D R Argus – Chairman

M Kloppers – Chief Executive Officer

Dated this 10th day of February 2010

Lead Auditor’s Independence Declaration

To the Directors of BHP Billiton Limited:

I declare that, to the best of my knowledge and belief, in relation to the review for the half-year ended 31 December 2009 there have been:

•	no contraventions of the auditor independence requirements as set out in the Australian Corporations Act 2001 in relation to the review; and

•	no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of BHP Billiton and the entities it controlled during the financial period.

KPMG

Martin Sheppard

Partner

10 February 2010

Independent Review Report

Independent Review Report of KPMG Audit Plc (“KPMG UK”) to BHP Billiton Plc and of KPMG (“KPMG Australia”) to the Members of BHP Billiton Limited

Introduction

For the purposes of these reports, the terms “we” and “our” denote KPMG UK in relation to its responsibilities under its terms of engagement to report to BHP Billiton Plc and KPMG Australia in relation to Australian professional and regulatory responsibilities and reporting obligations to the members of BHP Billiton Limited.

The BHP Billiton Group (“the Group”) consists of BHP Billiton Plc and BHP Billiton Limited and the entities they controlled at the end of the half-year or from time to time during the half-year ended 31 December 2009.

We have reviewed the condensed half-year financial statements of the Group for the half-year ended 31 December 2009 (“half-year financial statements”), set out on pages 17 to 34, which comprises the consolidated income statement, consolidated statement of comprehensive income, consolidated balance sheet, consolidated cash flow statement, consolidated statement of changes in equity, summary of significant accounting policies and other explanatory notes 1 to 9. We have read the other information contained in the half-year financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the half-year financial statements. KPMG Australia has also reviewed the directors’ declaration set out on page 37 in relation to Australian regulatory requirements contained in section (a) and (c) of the directors’ declaration.

Directors’ Responsibilities

The half-year financial report is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the half-year financial report:

•

in accordance with the Disclosure and Transparency Rules (“the DTR”) of the United Kingdom’s Financial Services Authority (“the UK FSA”), and under those rules, in accordance with IAS 34 Interim Financial Reporting as adopted by the European Union; and

•

in accordance with Australian Accounting Standards and the Corporations Act 2001. This responsibility includes establishing and maintaining internal control relevant to the preparation and fair presentation of the half-year financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Respective Responsibilities of KPMG UK and KPMG Australia

KPMG UK’s report is made solely to BHP Billiton Plc in accordance with the terms of KPMG UK’s engagement to assist BHP Billiton Plc in meeting the requirements of the DTR of the UK FSA. KPMG UK’s review has been undertaken so that it might state to BHP Billiton Plc those matters it is required to state to it in this report and for no other purpose. To the fullest extent permitted by law, KPMG UK does not accept or assume responsibility to anyone other than BHP Billiton Plc, for KPMG UK’s review work, for this report, or for the conclusions it has reached.

KPMG Australia has performed an independent review of the half-year financial statements and directors’ declaration in order to state whether, on the basis of the procedures described, it has become aware of any matter that makes KPMG Australia believe that the half-year financial statements and directors’ declaration are not in accordance with the Corporations Act 2001 including: giving a true and fair view of the Group’s financial position as at 31 December 2009 and its performance for the half-year ended on that date; and complying with Australian Accounting Standard AASB 134 Interim Financial Reporting and the Australian Corporations Regulations 2001.

Our responsibility is to express a conclusion on the half-year financial statements in the half-year financial report based on our review.

Scope of Review

KPMG UK conducted its review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 Review of Interim Financial Reports performed by the Independent Auditor of the Entity issued by the Auditing Practices Board for use in the United Kingdom.

KPMG Australia conducted its review in accordance with Australian Auditing Standard on Review Engagements ASRE 2410 Review of Interim and Other Financial Reports performed by the Independent Auditor of the Entity. As auditor of BHP Billiton Limited, KPMG Australia is required by ASRE 2410 to comply with the ethical requirements relevant to the audit of the annual financial report.

A review of half-year financial statements consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence

In conducting its review, KPMG Australia has complied with the independence requirements of the Australian Corporations Act 2001.

Review conclusion by KPMG UK

Based on our review, nothing has come to our attention that causes us to believe that the condensed half-year financial statements in the half-year financial report for the six months ended 31 December 2009 are not prepared, in all material respects, in accordance with IAS 34 Interim Financial Reporting, as adopted by the EU, and the DTR of the UK FSA.

Simon Figgis

For and on behalf of KPMG Audit Plc

Chartered Accountants

London

10 February 2010

Review conclusion by KPMG Australia

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the condensed half-year financial statements and directors’ declaration of the Group are not in accordance with the Australian Corporations Act 2001, including:

(a) giving a true and fair view of the Group’s financial position as at 31 December 2009 and of its performance for the half-year ended on that date; and

(b) complying with Australian Accounting Standard AASB 134 Interim Financial Reporting and the Australian Corporations Regulations 2001.

KPMG

Martin Sheppard

Partner

Melbourne

10 February 2010